Exhibit 12
                           STEWART ENTERPRISES, INC.
                               AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (DOLLARS IN THOUSANDS)

                                  (UNAUDITED)



                                           YEARS ENDED OCTOBER 31,                                       SIX MONTHS
                                                                                                             ENDED
                                       1993       1994      1995          1996         1997             APRIL 30, 1998

Earnings (loss) from continuing
  operations before income taxes     $ 29,569   $ 42,198   $ 41,500 (1)   $  82,075    $ 106,477 (2)    $ (6,260) (3)
Fixed charges:
  Interest expense                      6,540      8,877     22,815          26,051       38,031          20,027
  Interest portion of lease expense       585        935      1,343           1,522        2,181           1,173
                                     --------   --------   --------       ---------    ---------        --------
Total fixed charges                     7,125      9,812     24,158          27,573       40,212          21,200

Earnings from continuing operations
  before income taxes and fixed
  charges                            $ 36,694   $ 52,010   $ 65,658 (1)   $ 109,648    $ 146,689 (2)    $ 14,940 (3)
                                     ========   ========   ========       =========    =========        ========

Ratio of earnings to fixed charges       5.15       5.30       2.72 (1)        3.98         3.65 (2)         .70 (3)
                                     ========   ========   ========       =========    =========        ========


(1) Includes a non-recurring, non-cash charge of $17,252 ($10,869 after-tax) recorded in connection with the vesting of the Company's performance-based stock options. Excluding the charge, the Company's ratio of earnings to fixed charges would be 3.43.

(2) Excludes cumulative effect of change in accounting principles of $2,324 (net of $2,230 income tax benefit).

(3) Includes a non-recurring, non-cash charge of $76,762 ($50,279 after-tax) recorded in connection with the vesting of the Company's performance-based stock options. Excluding the charge, the Company's ratio of earnings to fixed charges would be 4.33. As a result of this charge, the Company's earnings through the first six months of fiscal year 1998 were insufficient to cover its fixed charges, and an additional $6.3 million in pretax earnings would have been required to eliminate the coverage deficiency.